Exhibit 99.1

AGNICO EAGLE ANNOUNCES
WAIVER OF PROXY DEADLINE FOR ANNUAL MEETING

Toronto (April 26, 2023) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) ("Agnico Eagle") announced today that it has waived the proxy deposit deadline in connection with its upcoming annual and special meeting of shareholders, which will be held on Friday, April 28, 2023 (the "Meeting").

As a result of the waiver, proxies may now be deposited with Computershare Trust Company of Canada at any time prior to the Meeting.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.